June 24, 2011

Ms. Jennifer O’Brien
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 7010
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Trans Energy, inc. (the "Company")
Commission's Comment Letter Dated May 10, 2011
File No. 000-23530

Dear Ms. O’Brien:

This letter is in response to your comment letter referenced above.  Set forth below are our responses addressing each of the items set forth in your letter.

Item 1: File amendment to 2009 Form 10-K that incorporates all applicable changes we have agreed to make throughout the course of the reviews.

Response:	Once the changes to Item 2 are agreed upon, we will file an amended 10-K for 2009 as soon as practical.

Item2:           Obtain revised  third  party engineer report for Form 10K Fiscal year ended December 31, 2009

Response:	We have obtained a revised third party engineering report and will include it in the amended filing.

Item 3: Bullet Point 1 - Quantify the carrying amounts of the asset group attributable to the PUDs removed in2009.

Response:	No cost in Producing Properties balance.

Item 3: Bullet Point 2 – Explain why the costs identified in Bullet Point 1 should not be reclassified from Proved Properties balance to Unproved Properties balance.

Response:
When the Company moves cost from unproven properties to proved properties, the Company only moves cost associated with the leases for the properties drilled and not for potential PUDs that may be there.  Thus, there is no cost to move from producing to non-producing.

Item 3: Bullet Point 3 – Provide an analysis to support revised impairment analysis of both Proved Properties and Unproved Properties upon removal of PUDs as of December 31, 2009.

Response:	The table below shows that the Proved Properties meet the undiscounted test with PUDs removed and thus no impairment required.

Impairment Proved Property
12/31/09	Proved Leaseholds	Wells/Equip - Tang.	Wells/Equip - InTang.	ARO Asset (FAS 143 P.12)	NBV	Undiscounted Future Cashflows	Meets Undiscounted Test
Wetzel	1,629,858	3,184,448	9,624,381	39,028	14,477,715	$23,885,035	YES
Marion	420,682	762,231	1,855,145	35,956	3,074,014	$3,252,034	YES
Doddridge	-	385,081	2,030,740	5,780	2,421,601	$2,435,281	YES
Harrison	-	-	-	2,508	2,508	$32,198	YES
Tyler	-	58,732	20,446	-	79,178	$239,885	YES
Marshall	-	-	-	-	-	-	N/A
Total	$2,050,540	$4,390,492	$13,530,712	$83,272	$20,055,016	$29,844,433

Balance 12/31/09
UNPROVED PROPERTY ACQUISITIONS
Cost
WETZEL COUNTY - Smithfield/Wallace (Cobham/Dewhurst)	$ 435,928
MARION COUNTY - Mannington/Dent's Run (Cobham)	143,503
DODDRIDGE COUNTY - Lyons	4,844
HARRISON COUNTY	394
TYLER COUNTY - Nolan/Estlack - TX Keystone	8,379
PLEASANTS COUNTY	4,552
MONONGALIA COUNTY	335
KANSAS	146,250
Marshall County	497,959
TOTAL	1,242,144

Less Kansas Cost	146,250

Total Cost for WV acreage	1,095,894

Total net Acres WV per 2009 10 K	9,299

Average Cost Per WV acreage	$17.85
Acreage selling price for acreage	$1,500.00

There is no impairment of the acreage required for 2009 since the 2009 average cost for West Virginia acreage is $117.85 and the going price for acreage at the end of 2009 was approximately $1,500.00 per acre.  The company continues to drill in West Virginia and prove up the value of the acreage.  Total cost of acreage expiring in 2010 that was not drilled was $3,788.  It was determined in 2010 that the wells drilled in Kansas were dry holes and the cost of the Kansas property was written off in 2010.

Form 10-K for fiscal year Ended December 31, 2010

Properties, Page 15

Item 4:   It was noted that the natural gas proved reserves increased from 6,565,056 mcf in 2009 to 12,791,644 mcf in 2010 and it is requested to expand our discussion of why the increase incurred and the technology used to increase the reserves.

Response:
The increase in reserves is from drilling in the Marcellus Shale formation and not in the typical traditional shallow well formations.  The development of the Marcellus Shale has transformed the Appalachian Basin in to one of the country’s premier natural gas reserves.  In recent years, the application of lateral well drilling and completion technology has led to the development of the Marcellus Shale.  The horizontal lateral exceeds 2,000 feet in length and typically involves multistage  fracturing completions.

Item 5: Third party reserve engineering report for 2010 is missing.

Response:	Will amend 2010 Form 10 K and include letter.

Productive Gas Wells, Page 16

Item 6:  It was noted that the total productive wells was presented on a gross basis only.  The presentation needs revised to disclose total gross and net productive wells, expressed separately for oil and gas.

Response:	See revised table on next page to be included with amended return.

	Gross as of December 31,
	2010		2009		2008
		Natural		Natural		Natural
	Oil	Gas	Oil	Gas	Oil	Gas
Producing Wells	71	84	5	183	2	189
Non-Producing Wells	6	12	1	117	1	110
Undrilled Locations	-	-	-	-	-	20
Total Wells and Well Locations	77	96	6	300	3	319

	Net as of December 31,
	2010		2009		2008
		Natural		Natural		Natural
	Oil	Gas	Oil	Gas	Oil	Gas
Producing Wells	67	75	5	181	2	187
Non-Producing Wells	6	11	1	117	1	110
Undrilled Locations	-	-	-	-	-	20
Total Wells and Well Locations	73	86	6	298	3	317

Oil and Gas Acreage, Page 17

Item 7: Disclose the minimum remaining terms of leases and concessions.

Response:	See table below to be included in amended return.

The following table sets forth, for our continuing operations, the gross and net acres of undeveloped and that will expire during the periods indicated if not ultimately held by production by drilling efforts:

Year Ending	Expiring Acreage
December 31,	Gross	Net
2011	3,736	2,074
2012	2,993	1,977
2013	9,822	4,977
2014	3,198	1,049
2015	2,989	1,005
2016	434	157
2017	-	-
2018	322	106
Total	23,494	11,345

Liquidity and Capital Resources, page 21

Item 8:  Please revise disclosure to summarize or cross reference to the information provided in Note 8 of the financial statements and state whether you have identified a material deficiency in our short or long term liquidity.

Response:	We will add the following to the Liquidity and Capital Resource Section

Please read Note 8 to the financial sections when reading this section.

The Company’s working capital deficiency is primarily the result of the Company’s debt with CIT being all current.  To correct the situation, the Company is pursuing opportunities with other banks to payoff the CIT loan, increase its loan base and to extend the maturity of the loan for two or three years.  The Company is planning on farming out its drilling obligations for 2011 so that it can use the cash flows from the wells that is has drilled to payoff all current accounts payable.

Report of Independent Registered Public Accounting Firm, Page F-2.

Item 9: The date of the Auditor’s opinion is April 14, 2010 which needs amended to provide the correct report date.

Response:	We will include a Report of Independent Registered Accounting Firm with the correct date.

Exhibits 31.1 and 31.2

Item 10: Revise the Company’s certification to present the exact from and working of the certification required by Item 601(b)(31) of regulation S-K.

Response:	I will provide the revised Certification.

Please contact me with your questions and concerns.  As we discussed over the telephone, once all of the changes have been approved, we will file an amended 10K for 2010 and 2009.

Thanks for all of the help that you have provided.

Sincerely,

John S. Tumis,
CFO